

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

July 28, 2009

Louis S. Friedman
Chairman, President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Doraville, GA 30360

> **Re:** **Liberator, Inc.**
> **Current Report on Form 8-K**
> **Filed July 2, 2009**
> **File No. 000-53514**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We see you maintained a fiscal year end of December 31 prior to the June 26, 2009 recapitalization transaction with OneUp Innovations. Please note a Form 8-K filed in connection with a reverse recapitalization should disclose under Item 5.03 of the Form 8-K any intended change in fiscal year from the fiscal year end used by a registrant prior to the transaction. Please tell us whether you intend to continue with a fiscal year end of December 31. If not, please file an Item 5.03

Form 8-K to disclose any change in your fiscal year end as well as the date of the new fiscal year end.

2.   Please tell us where you filed your Form 8-K addressing Item 5.06. See the second sentence of General Instruction D to Form 8-K.

Incorporation by Reference

3.   Please tell us the authority on which you rely for the statement that "later information that we file with the SEC, prior to the closing of the Exchange Agreement, will automatically update and supersede [the information in this Current Report]." In addition, your disclosure in this and the preceding sections indicate that you have incorporated by reference other Exchange Act reports into this current report. However, no such documents appear to have been incorporated by reference. Please revise or advise.

4.   Please also note that if you intend to incorporate by reference, you must do so consistent with the requirements of Form 8-K and Exchange Act Rules 12b-23 and 12b-32. In this regard, you indicate in the last paragraph under the caption "Remark Enterprises" that the "Remark Form 10" is attached hereto as Exhibit B. However, no such exhibit was attached to this current report. Please revise your disclosures that imply incorporation by reference throughout this document accordingly.

Item 1.01 Entry Into a Material Definitive Agreement

5.   Please tell us the authority on which you rely to qualify your disclosure by reference to a contract like you do here and elsewhere in this document.

Item 2.01 Completion of Acquisition or Disposition of Assets

6.   We note the numerous website addresses listed in your filing. Please refer to footnote 41 of Exchange Act Release No. 42728 and revise your disclosure accordingly.

7.   Please provide the disclosure required by Regulation S-K Item 202, including how the rights of the common stockholders are limited or qualified by the terms of the preferred stock issued in the acquisition.

8.   Please disclose the information required by Item 407(a) of Regulation S-K.

Remark Enterprises Inc.

9.   You disclose here that "the Company is a voluntarily reporting company." You disclose in the section captioned "Risk Factors" that you "are required to file

periodic reports." Please reconcile, and clarify the source of your reporting obligations given that your Form 10 was filed to register a class of your securities pursuant to Section 12(g) of the Exchange Act and the facing page of your Form 10-K claims that you have registered a class of securities under Section 12(b) of the Exchange Act.

One Up Innovations

10. You refer in the first paragraph to being a provider of "services and information." The disclosure that follows appears to only describe products you sell, such as foam-based furniture. Please revise to clarify the nature of the "services and information" you provide. Similarly, revise to clarify the nature of the "contract manufacturing work" mentioned in the section captioned "Management's Discussion and Analysis."

11. Please disclose the nature of your relationships with your "domestic and international resellers, on-line affiliates, and independent sales consultants." File material contracts as exhibits.

Industry Background

12. Please tell us why your disclosure here does not describe the "8 distinct, individually identifiable markets" mentioned under the caption "Products and Services."

Our Business

13. We note the discussion regarding your suppliers in the section captioned "Risk Factors." Please expand your disclosure here to provide the information required by Regulation S-K Item 101(h)(4)(v), including the names of the suppliers. Also describe the nature of your relationship with those suppliers. For example, do you purchase foam and fabric on an as-needed basis, or are you obligated to purchase a fixed amount of materials per month? Does the nature of your relationship ensure that you will be able to acquire sufficient foam and fabric to meet your operational needs?

14. Please describe the effect of governmental regulations on your business.

Our Competitive Strengths

15. Clarify why you have been one of only a handful of companies that are "permitted" to advertise in mainstream publications and why others have been prohibited. Also reconcile that disclosure with your disclosure in the Risk Factors that there are no significant barriers to entry in the market you serve.

16.   Please provide support for your statement that you "have established a leading market position in the category of sexual wellness products," given your disclosure in the preceding section regarding the companies and major consumer brands rapidly entering that market.

Established and Diversified Customer Base

17.   Please tell us the criteria you used to ensure that the customers you name in this section objectively represent your customer base. Also tell us whether any other customers satisfy those criteria.

Liberator International

18.   Please disclose the number of your licenses, including the number of the licenses that are for foreign territories, and the portion of your revenue derived from the licenses. Also disclose the material terms of the licenses, including the size of the territory, any exclusivity provisions, duration and termination provisions, and how you generate revenue from the license, such as through royalties or product sales.

Risk Factors

19.   Please add a risk factor that describes the risk presented from the number and percentage of your securities beneficially owned by your affiliates. For example, given the number and percentage of your securities held by your affiliates, it appears they will have a significant influence on corporate decisions, including elections of directors and business combinations. Include in such disclosure a detailed description of the voting rights applicable to the preferred stock you issued in connection with the merger, as noted in Section 1.8 of the Stock Purchase and Recapitalization Agreement, filed as exhibit 2.1 to your Form 8-K filed April 7, 2009.

20.   Please add a risk factor regarding any anti-takeover devices in your governing documents. For example, it appears from page 9 of your annual report on Form 10-K that you have the ability to issue preferred shares with any rights, preferences and privileges designated by your board of directors.

Intellectual property litigation . . .

21.   With a view toward disclosure, please tell us the status of each pending claim of infringement and the extent of your business that could be affected by an adverse outcome regarding the claim.

We presently do not intend to pay cash dividends . . .

22.   Please clarify the reference to "this Offering" in this risk factor and in the risk factor on the next page. A Form 8-K may not be used to register a securities offering. In this regard, please clarify how the last risk factor in this document is relevant to the readers of this Form 8-K.

We have not "cleared comments" . . .

23.   You should not imply that the staff comment process involved a review of your document by the Commission itself or that the Commission issued comments to you. Please revise accordingly.

Our common stock may be considered a penny stock …

24.   Please tell us the authority on which you rely for the cited exemption to the penny stock rules for sales to accredited investors.

Management's Discussion and Analysis . . .

Third Quarter of Fiscal 2009 . . .

25.   Please clarify how the "changes in consumer spending" you mention caused the decrease in consumer sales. For example, did consumers purchase fewer of your products or did you lower the price of your products as a result of the "current economic uncertainty?" Also clarify the reasons for the increased sales through wholesale distribution channels and contract manufacturing customers. Discuss wholesale distribution and contract manufacturing separately. Please also revise your similar disclosures with respect to the other periods presented in your MD&A.

26.   With a view toward disclosure, please tell us the portion of your revenue derived from each of the products mentioned in the "Our Business" section of your document. For example, what portion of your revenue is derived from furniture? Are revenue and margins similar for each of your types of products? Have revenue and margin trends been similar for each type of product?

Liquidity and Captial Resources

27.   We note your disclosure here and elsewhere in your document regarding your working capital deficiency. We also note the disclosure in the third risk factor that "[m]anagement believes that actions presently being taken to revise our

operating and financial requirements provide the opportunity for us to continue as a going concern." Please revise to describe in greater detail these actions and how they provide you with the opportunity you mention.

28. We note the vague reference to "other credit facilities" as a source of liquidity. We also note the disclosure in the section captioned "Risk Factors" regarding the intended registration statement for the shares you previously offered and sold. It appears from Section 4.8 of the Stock Purchase and Recapitalization Agreement that you also intend to raise capital in that registration statement. The information you provide pursuant to Regulation S-K Item 303 should identify and separately describe your sources of liquidity, including the unused portion. Please revise, as appropriate. Also ensure that such revisions are consistent with Section 5 of the Securities Act; see, for example, Securities Act Rule 135.

29. With a view toward clarified disclosure, please tell us about any noncompliance with the terms of your debt agreements during the periods presented, the reasons for the noncompliance, whether and how you cured the noncompliance, and whether you are currently in full compliance with the terms of those agreements.

Sufficiency of Liquidity

30. Given the working capital deficiency noted in the preceding section, please clarify how working capital provides you with a source of liquidity. Also clarify what you consider to be a "moderate amount of additional borrowing."

Capital Resources

31. Please tell us why this section does not describe your "current expansion plans" mentioned in the risk factor captioned "We may incur substantial debt . . ."

Market Information

32. Please disclose the information required by Regulation S-K Item 201(a)(2) and (b)(1). Your disclosure should show clearly the effect of Rule 144(i) and when you believe you have filed information that fully satisfies the requirements of Form 10; in this regard, please tell us how the last sentence of section 4.6 of the exhibit filed with your April 7, 2009 Form 8-K is consistent with Rule 144(i).

Security Ownership of Certain Beneficial Owners and Management

33. Please expand your beneficial ownership table to provide the information required by Regulation S-K Item 403 with respect your outstanding preferred shares.

34.   Please disclose the identities of the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by Hope Capital.

35.   Please ask your affiliates to tell us when they will comply with their filing obligations under Section 16 of the Exchange Act.

Executive Compensation

36.   Please revise your disclosure to provide complete information in the format currently required by Regulation S-K Item 402. See, for example, Release 34-54302A (August 29, 2006).

Directors' Compensation

37.   The disclosures required by Item 402(r) of Regulation S-K are not limited only to "fees" or "other cash compensation." Please revise accordingly.

Summary Compensation Table

38.   Please update your disclosures required by Item 402 of Regulation S-K to include compensation information for your last completed fiscal year—the fiscal year ended June 30, 2009.

39.   Please tell us how your summary compensation table includes the dollar amount recognized for financial statement reporting purposes of the option granted to Mr. Scott. Refer to Regulation S-K Item 402(n)(2)(vi) and Instruction to Item 402(n)(2)(v) and (vi).

40.   Your disclosure in the section captioned "Risk Factors" regarding contractual limitations on compensation of your officers implies that you have contracts related to the compensation of Messrs. Friedman and Scott. If so, please tell us why those agreements are not discussed in this section. Refer to Regulation S-K Item 402(o). Also file those agreements as exhibits.

41.   If the option granted to Mr. Scott remains outstanding, please provide the disclosures required by Item 402(p) of Regulation S-K.

Certain Relationships and Related Transactions

42.   Please tell us why you have not disclosed the information required by Item 404 of Regulation S-K with respect to:

- the "note payable" to the related parties mentioned in exhibits 99.1 and 99.2;

- the standby letter of credit your majority shareholder agreed to provide on your behalf, as noted in exhibits 99.1 and 99.2;
- the "loans from related parties" mentioned in exhibit 99.2; and
- the personal guarantees provided by Mr. Friedman that are mentioned in exhibits 99.1 and 99.2.

Also tell us, with a view toward disclosure, whether the former president and director and controlling shareholder of registrant received any consideration in connection with the acquisition of One Up.

File as exhibits the agreements related to all related-party transactions.

43. With a view toward disclosure, please tell us the identities of the "consultants" mentioned in Note 8 of exhibit 99.2. If either of those consultants are your affiliates, please also disclose the information required by Regulation S-K Item 404 with respect to the transactions mentioned in Note 8 of exhibit 99.2.

Item 3.02 Unregistered Sales of Equity Securities

44. Please disclose the information required by Item 701 of Regulation S-K with respect to the preferred stock you issued in connection with the acquisition of One Up Innovations.

45. With respect to the transactions mentioned in the first two paragraphs, please clarify the number of individuals and number of entities who acquired the securities and the facts relied upon to make the exemption from registration available. Also clarify the nature of the services performed by New Castle and Downshire.

46. Please clarify how each of the transactions mentioned here was affected "in part" on the exemptions from registration you mention.

47. Please tell us, with a view toward clarified disclosure, what entities were "designated by One Up." Also tell us the purpose of that arrangement.

48. Please tell us when you filed the Form D related to the offerings you claim were exempt from registration due to Regulation D.

Item 5.01 Changes in Control of Registrant

49. Given that your common stock is registered under Section 12 of the Exchange Act, please tell us why you did not file proxy materials regarding the "vote of the shareholders" mentioned here or the change in the name of the registrant.

50.   Please tell us when you will respond to the comments in our letter dated July 9,
        2009.

Item 5.02 Departure of Directors or Principal Officers

51.   We note in your reference to public boards in your disclosure regarding the
        experience of Mr. Friedman. Please provide the disclosure required by
        Regulation S-K Item 401(e)(2).

52.   Please clarify when Mr. Scott became president of Impact Business Solutions.
        Also clarify when he resigned as Executive Vice President of Cyanotech and
        when he became a director of that company.

Item 9.01 Financial Statement and Exhibits

53.   Please file as exhibits the:

        • "Stock Purchase and Recapitalization Agreement" mentioned under Item 1.01.
          Also provide us with copies of all schedules and attachments omitted from
          that agreement;
        • the amendment to that agreement mentioned under Item 2.01;
        • the engagement letter with New Castle Financial Services;
        • the consulting agreement with Downshire Capital;
        • the "innovative" licenses mentioned under the caption "Liberator
          International";
        • the lease mentioned under your "Properties" caption;
        • the credit agreement mentioned under "Liquidity and Capital Resources" and
          your other debt agreements that are material;
        • the employment agreements mentioned under the table in your "Appointment
          of Directors and Officers" disclosure;
        • articles of incorporation and bylaws of Liberator, Inc. Also ensure that the
          articles you file are complete, as amended. In this regard, it appears from
          your disclosure that your board approved the issuance of preferred stock in
          connection with the acquisition that has different voting rights than your
          common shares and that you changed your corporate name in connection with
          the acquisition.

54.   We note your reference to your subsidiaries in your disclosure under Item 1.01
        and in section 2.1 to the exhibit filed with your Form 8-K on April 7, 2009.
        Please file the exhibit required by Regulation S-K Item 601(b)(21).

Signatures

55.   Given the cover page of this current report and disclosure regarding the name change of the registrant to Liberator, Inc., it appears that the registrant has not signed this report. Please revise to include the signature of the correct entity.

Exhibit 99.1 – OneUp Innovations, Inc. Financial Statements

Financial Statements, OneUp Innovations, Inc. for the period ended March 31, 20009

Notes to Financial Statements

Note 1 Nature of Business and Significant Accounting Issues

Revenue recognition

56.   We note you disclose elsewhere in the filing that approximately 60% of your revenues are derived from online sales. We also note that revenue is recognized when earned, which "typically" occurs when an order is placed, shipped and invoiced. In future filings please clearly indicate, if true, that you only recognize revenues when the general revenue recognition criteria outlined in SAB 104 have been met (persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured). Please tell us how you recognize revenue when these conditions are not met.

Exhibit 99.3 - Pro Forma Information

57.   We note that Remark Enterprises, Inc. was a non-operating public shell prior to the June 2009 transaction with OneUp Innovations, Inc. (OneUp). Please note that the staff views the merger of a private operating company into a non-operating public shell corporation with nominal net assets as a capital transaction in substance, rather than a business combination – i.e., a recapitalization of the operating company. As a result, pro forma financial statements are not required under Rule 8-05 of Regulation S-X. Please apply that guidance to future filings.

58.   We see that OneUp Innovations, Inc. auditor is Moore & Associates, Chartered and that your (Remark Enterprises Inc.) auditor is Gruber & Company LLC. Please tell us whether you plan to or have changed your auditor after the recapitalization and your consideration of whether you are required to file an Item 4.01 Form 8-K.

59.   In a related matter, please revise your future filings to include a detailed
        discussion in the notes to your financial statements of how you accounted for and
        presented the reverse recapitalization transaction.

Liberator, Inc. (formerly Remark Enterprises, Inc.) Form 10-K for the fiscal year ended
December 31, 2008

Signatures, page 18

60.   Please amend your filing to include the second paragraph of text required on the
        signatures page of Form 10-K. Also include below that paragraph the signatures
        of your (1) principal executive officer; (2) principal financial officer; (3) principal
        accounting officer or controller; and (4) a majority of your board of directors.

Exhibit 31.1

61.   We note that your annual report contains management's internal control report as
        required by Item 308T of Regulation S-K. As such, your certifications should
        include the introductory language in paragraph 4 of the certification that refers to
        the certifying officers' responsibility for establishing and maintaining internal
        control over financial reporting for the company. Please amend your Form 10-K
        to include corrected certifications that include the required language. This
        comment also applies to your Form 10-Q for the period ended March 31, 2009.

62.   When you file the amended annual report on Form 10-K, please ensure that the
        exhibits required by Item 601(b)(31) of Regulation S-K are exactly as those
        specified in that item. We note, for example, the references to "small business
        issuer" in paragraphs 4.d. and 5. Please also apply the guidance in this comment
        to exhibit 31.1 to your Form 10-Q for the period ended March 31, 2009. In this
        regard, we note that exhibit to your Form 10-Q is dated March 20, 2009; please
        tell us how the officer who signed that exhibit could provide the certification
        regarding the Form 10-Q before the registrant's quarter had ended.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): H. Grady Thrasher, Esq.